UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Independent Registered Public Accounting Firm

MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), has appointed Guangdong Prouden CPAs GP (“Guangdong Prouden”) as its independent registered public accounting firm, effective on December 10, 2024. The appointment of Guangdong Prouden was made after a careful consideration and evaluation process by the Company, and has been approved by the audit committee of the board of directors of the Company and by the board of directors of the Company. Guangdong Prouden is engaged to audit and report on the consolidated financial statements of the Company.

During the Company’s fiscal years ended December 31, 2022 and 2023 and until the engagement of Guangdong Prouden, neither the Company nor anyone on its behalf has consulted with Guangdong Prouden on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Guangdong Prouden which Guangdong Prouden concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	December 11, 2024